This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

●	Approximate 5 year term if not called prior to maturity.
●	Payments on the Notes will depend on the individual performance of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index (each an “Underlying”).
●	Contingent coupon rate of 7.00% per annum (1.75% per quarter) payable quarterly if the closing level of each Underlying on the applicable Observation Date is greater than or equal to 70% of its Starting Value.
●	Beginning on April 6, 2022, callable quarterly at our option for an amount equal to the principal amount plus the relevant contingent coupon, if otherwise payable.
●	Assuming the Notes are not called prior to maturity, if any Underlying declines by more than 40% from its Starting Value, at maturity your investment will be subject to a 1:1 downside, with up to 100% of the principal at risk; otherwise, at maturity investors will receive the principal amount. At maturity the investor will also receive the final contingent coupon if the closing level of each Underlying on the final Observation Date is greater than or equal to 70% of its Starting Value.
●	All payments on the Notes are subject to the credit risk of BofA Finance LLC (“BofA Finance”) and Bank of America Corporation (“BAC” or the “Guarantor”).
●	The Notes are expected to price on April 1, 2021, expected to issue on April 7, 2021 and expected to mature on April 7, 2026.
●	The Notes will not be listed on any securities exchange.
●	CUSIP No. 09709UEY0.

The initial estimated value of the Notes as of the pricing date is expected to be between $940.00 and $980.00 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-22 of this pricing supplement for additional information.

Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined on page PS-26) is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price(1)	Underwriting discount(1)	Proceeds, before expenses, to BofA Finance
Per Note	$1,000.00	$7.25	$992.75
Total
(1)	Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $992.75 per $1,000 in principal amount of the Notes.

The Notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Selling Agent

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Terms of the Notes

The Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index (the “Notes”) provide a quarterly Contingent Coupon Payment of $17.50 on the applicable Contingent Payment Date if, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier.

Prior to the maturity date, beginning on April 6, 2022 and on each quarterly Call Date thereafter, we have the right to redeem all, but not less than all, of the Notes at 100% of the principal amount, together with the relevant Contingent Coupon Payment, if otherwise payable. No further amounts will be payable following an Optional Early Redemption. If the Notes are not called prior to maturity and the Least Performing Underlying declines by more than 40% from its Starting Value, there is full exposure to declines in the Least Performing Underlying and you will lose a significant portion or all of your investment in the Notes. Otherwise, at maturity you will receive the principal amount. At maturity you will also receive the final Contingent Coupon Payment if the Observation Value of each Underlying on the final Observation Date is greater than or equal to its Coupon Barrier. The Notes are not traditional debt securities and it is possible that the Notes will not pay any Contingent Coupon Payments, and you may lose a significant portion or all of your principal amount at maturity. Any payments on the Notes will be calculated based on $1,000 in principal amount of Notes and will depend on the performance of the Underlyings, subject to our and BAC’s credit risk.

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess thereof.
Term:	Approximately 5 years, unless previously called.
Underlyings:	The Dow Jones Industrial Average® (Bloomberg symbol: “INDU”), the Russell 2000® Index (Bloomberg symbol: “RTY”) and the S&P 500® Index (Bloomberg symbol: “SPX”), each a price return index.
Pricing date*:	April 1, 2021
Issue Date*:	April 7, 2021
Valuation Date*:	April 1, 2026, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date*:	April 7, 2026
Starting Value:	With respect to each Underlying, its closing level on the pricing date.
Observation Value:	With respect to each Underlying, its closing level on the applicable Observation Date, as determined by the calculation agent.
Ending Value:	With respect to each Underlying, its closing level on the Valuation Date, as determined by the calculation agent.
Coupon Barrier:	With respect to each Underlying, 70% of its Starting Value.
Threshold Value:	With respect to each Underlying, 60% of its Starting Value.
Contingent Coupon Payment:	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $17.50 per $1,000 in principal amount of Notes (equal to a rate of 1.75% per quarter or 7.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date).
Optional Early Redemption:	On any Call Date, we have the right to redeem all (but not less than all) of the Notes at the Early Redemption Amount. No further amounts will be payable following an Optional Early Redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Amount:	For each $1,000 in principal amount of Notes, $1,000. The Early Redemption Amount will also include the applicable Contingent Coupon Payment if the Observation Value of each Underlying on the corresponding Observation Date is greater than or equal to its Coupon Barrier.
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-2

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Redemption Amount:

If the Notes have not been called prior to maturity, the Redemption Amount per $1,000 in principal amount of Notes will be:

a)          If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

$1,000

b)          If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

$1,000 + ($1,000 x Underlying Return of the Least Performing Underlying)

             In this case, the Redemption Amount will be less than 60% of the principal amount and could be zero.

The Redemption Amount will also include the final Contingent Coupon Payment if the Ending Value of the Least Performing Underlying is greater than or equal to its Coupon Barrier.

Observation Dates*:	As set forth on page PS-4.
Contingent Payment Dates*:	As set forth on page PS-4.
Call Dates*:	The quarterly Contingent Payment Dates beginning on April 6, 2022 and ending on January 7, 2026.
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09709UEY0
Underlying Return:	With respect to each Underlying,
Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Events of Default and Acceleration:	If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 22 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third trading day prior to the date of acceleration. We will also determine whether the final Contingent Coupon Payment is payable based upon the levels of the Underlyings on the deemed Valuation Date; any such final Contingent Coupon Payment will be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

*Subject to change.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-3

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Observation Dates and Contingent Payment Dates

Observation Dates*	Contingent Payment Dates
July 1, 2021	July 7, 2021
October 1, 2021	October 6, 2021
January 3, 2022	January 6, 2022
April 1, 2022	April 6, 2022
July 1, 2022	July 7, 2022
October 3, 2022	October 6, 2022
January 3, 2023	January 6, 2023
April 3, 2023	April 6, 2023
July 3, 2023	July 7, 2023
October 2, 2023	October 5, 2023
January 2, 2024	January 5, 2024
April 1, 2024	April 4, 2024
July 1, 2024	July 5, 2024
October 1, 2024	October 4, 2024
January 2, 2025	January 7, 2025
April 1, 2025	April 4, 2025
July 1, 2025	July 7, 2025
October 1, 2025	October 6, 2025
January 2, 2026	January 7, 2026
April 1, 2026 (the “Valuation Date”)	April 7, 2026 (the “Maturity Date”)

*The Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-22 of the accompanying product supplement.

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlyings. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charges described below (see “Risk Factors” beginning on page PS-8), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-22.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-4

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Contingent Coupon Payment and Redemption Amount Determination

On each Contingent Payment Date, you may receive a

Contingent Coupon Payment per $1,000 in principal amount of Notes determined as follows:

Assuming the Notes have not been previously called,

on the Maturity Date, you will receive a cash payment per $1,000 in principal amount of Notes determined as follows:

Yes

You will receive:

$1,000

No

You will receive:

$$\$1{,}000 + \left(\$1{,}000 \times \text{Underlying Return of the Least Performing Underlying}\right)$$

All payments described above are subject to Issuer and Guarantor credit risk.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-5

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Total Contingent Coupon Payment Examples

The table below illustrates the hypothetical total Contingent Coupon Payments per $1,000 in principal amount of Notes over the term of the Notes, based on the Contingent Coupon Payment of $17.50, depending on how many Contingent Coupon Payments are payable prior to an Optional Early Redemption or maturity. Depending on the performance of the Underlyings, you may not receive any Contingent Coupon Payments during the term of the Notes.

Number of Contingent Coupon Payments	Total Contingent Coupon Payments
0	$0.00
4	$70.00
8	$140.00
12	$210.00
16	$280.00
20	$350.00
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-6

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Hypothetical Payout Profile and Examples of Payments at Maturity

Contingent Income Issuer Callable Yield Notes Table

The following table is for purposes of illustration only. It assumes the Notes have not been called prior to maturity and is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100 for the Least Performing Underlying, a hypothetical Coupon Barrier of 70 for the Least Performing Underlying, a hypothetical Threshold Value of 60 for the Least Performing Underlying, the Contingent Coupon Payment of $17.50 per $1,000 in principal amount of Notes and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Values, Coupon Barriers, Threshold Values, Observation Values and Ending Values of the Underlyings, whether the Notes are called prior to maturity and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual levels of the Underlyings, see “The Underlyings” section below. Each Underlying is a price return index and as such its Ending Value will not include any income generated by dividends paid on the stocks included in that Underlying, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note (including any final Contingent Coupon Payment)	Return on the Notes(1)
160.00	60.00%	$1,017.50(2)	1.75%
150.00	50.00%	$1,017.50	1.75%
140.00	40.00%	$1,017.50	1.75%
130.00	30.00%	$1,017.50	1.75%
120.00	20.00%	$1,017.50	1.75%
110.00	10.00%	$1,017.50	1.75%
105.00	5.00%	$1,017.50	1.75%
100.00(3)	0.00%	$1,017.50	1.75%
90.00	-10.00%	$1,017.50	1.75%
80.00	-20.00%	$1,017.50	1.75%
70.00(4)	-30.00%	$1,017.50	1.75%
69.99	-30.01%	$1,000.00	0.00%
60.00(5)	-40.00%	$1,000.00	0.00%
59.99	-40.01%	$599.90	-40.01%
30.00	-70.00%	$300.00	-70.00%
20.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

(1)	The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.
(2)	This amount represents the sum of the principal amount and the final Contingent Coupon Payment.
(3)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for any Underlying.
(4) (5)	This is the hypothetical Coupon Barrier of the Least Performing Underlying. This is the hypothetical Threshold Value of the Least Performing Underlying.
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-7

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-26 below.

Structure-related Risks

●	Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Notes are not called prior to maturity and the Ending Value of any Underlying is less than its Threshold Value, at maturity you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Starting Value. In that case, you will lose a significant portion or all of your principal amount in the Notes.
●	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes. Your return on the Notes is limited to the Contingent Coupon Payments paid over the term of the Notes, regardless of the extent to which the Observation Value or Ending Value of any Underlying exceeds its Coupon Barrier or Starting Value, as applicable. Similarly, the amount payable at maturity or upon an Optional Early Redemption will never exceed the sum of the principal amount and the applicable Contingent Coupon Payment, regardless of the extent to which the Observation Value of any Underlying exceeds its Starting Value. In contrast, a direct investment in the securities included in one or more of the Underlyings would allow you to receive the benefit of any appreciation in their values. Thus, any return on the Notes will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on them.
●	The Notes are subject to Optional Early Redemption, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes. On each Call Date, at our option, we may redeem your Notes in whole, but not in part. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive the Early Redemption Amount. In this case, you will lose the opportunity to continue to receive Contingent Coupon Payments after the date of the Optional Early Redemption. If the Notes are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes. Even if we do not exercise our option to redeem your Notes, our ability to do so may adversely affect the market value of your Notes. It is our sole option whether to redeem your Notes prior to maturity on any such Call Date and we may or may not exercise this option for any reason. Because of this Optional Early Redemption potential, the term of your Notes could be anywhere between twelve months and sixty months.
●	You may not receive any Contingent Coupon Payments. The Notes do not provide for any regular fixed coupon payments. Investors in the Notes will not necessarily receive any Contingent Coupon Payments on the Notes. If the Observation Value of any Underlying is less than its Coupon Barrier on an Observation Date, you will not receive the Contingent Coupon Payment applicable to that Observation Date. If the Observation Value of any Underlying is less than its Coupon Barrier on all the Observation Dates during the term of the Notes, you will not receive any Contingent Coupon Payments during the term of the Notes, and will not receive a positive return on the Notes.
●	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect the levels of the Underlyings other than on the Observation Dates. The levels of the Underlyings during the term of the Notes other than on the Observation Dates will not affect payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlyings while holding the Notes, as the performance of the Underlyings may influence the market value of the Notes. The calculation agent will determine whether each Contingent Coupon Payment is payable and will calculate the Early Redemption Amount or the Redemption Amount, as applicable, by comparing only the Starting Value, the Coupon Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for each Underlying. No other levels of the Underlyings will be taken into account. As a result, if the Notes are not called prior to maturity, and the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will receive less than the principal amount at maturity even if the level of each Underlying was always above its Threshold Value prior to the Valuation Date.
●	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your principal amount even if the Observation Value or Ending Value of one Underlying is always greater than or equal to its Coupon Barrier or Threshold Value, as applicable. Your Notes are linked to the least performing of the Underlyings, and a change in the level of one Underlying may not correlate with changes in the level of the other Underlying(s). The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the level of one Underlying could be offset to some extent by the appreciation in the level of the other Underlying(s). In the case of the Notes, the individual performance of each Underlying would not be combined, and the depreciation in the level of one Underlying would not be offset by any appreciation in the level of the other Underlying(s). Even if the Observation Value of an Underlying is at or above its Coupon Barrier on an Observation Date, you will not receive the Contingent Coupon Payment with respect to that Observation Date if the Observation Value of another Underlying is below its Coupon Barrier on that day. In addition, even if the Ending Value of an Underlying is at or above its Threshold Value, you will lose a portion of your principal if the Ending Value of the Least Performing Underlying is below its Threshold Value.
●	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result,
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-8

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money. In addition, if interest rates increase during the term of the Notes, the Contingent Coupon Payment (if any) may be less than the yield on a conventional debt security of comparable maturity.

●	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Early Redemption Amount or the Redemption Amount at maturity, as applicable, will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable Contingent Payment Date, Call Date or the Maturity Date, regardless of the Ending Value of the Least Performing Underlying as compared to its Starting Value.
In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date of your Notes may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.
●	We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation- and Market-related Risks

●	The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the levels of the Underlyings, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging-related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.
●	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlyings, our and BAC’s creditworthiness and changes in market conditions.
●	We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

●	Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the securities held by or included in the Underlyings, or futures or options contracts on the Underlyings or those securities, or other listed or over-the-counter derivative instruments linked to the Underlyings or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own securities represented by the Underlyings, except to the extent that BAC’s common stock may be included in the Underlyings, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlyings, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the value of the Underlyings in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf (including for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may affect the value of the Underlyings. Consequently, the value of the Underlyings may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also expect to engage in hedging activities that could affect the value of
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-9

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

the Underlyings on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the Underlyings, the market value of your Notes prior to maturity or the amounts payable on the Notes.

●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

●	The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests. The publisher of an Underlying can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its level. Any of these actions could adversely affect the value of your Notes.
●	The Notes are subject to risks associated with small-size capitalization companies. The stocks comprising the RTY are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Tax-related Risks

●	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as contingent income-bearing single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income, gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-10

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

The Underlyings

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, each of S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of both the SPX and the INDU, and FTSE Russell, the sponsor of the RTY. We refer to SPDJI and FTSE Russell as the “Underlying Sponsors.” The Underlying Sponsors, which license the copyright and all other rights to the Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings. The consequences of any Underlying Sponsor discontinuing publication of the applicable Underlying are discussed in “Description of the Notes — Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of any Underlying or any successor index. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlyings. You should make your own investigation into the Underlyings.

The Dow Jones Industrial Average®

Unless otherwise stated, all information on the INDU provided in this pricing supplement is derived from Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services, LLC. The INDU is a price-weighted index, which means an underlying stock’s weight in the INDU is based on its price per share rather than the total market capitalization of the issuer. The INDU is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the INDU tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The INDU is maintained by an Averages Committee comprised of the Managing Editor of The Wall Street Journal (“WSJ”), the head of Dow Jones Indexes research and the head of CME Group Inc. research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire INDU is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and accurately represents the sector(s) covered by the average.

Changes in the composition of the INDU are made entirely by the Averages Committee without consultation with the corporations represented in the INDU, any stock exchange, any official agency or us. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the INDU are reviewed on an as-needed basis. Changes to the common stocks included in the INDU tend to be made infrequently, and the underlying stocks of the INDU may be changed at any time for any reason. The companies currently represented in the INDU are incorporated in the United States and its territories and their stocks are listed on the New York Stock Exchange (“NYSE”) and The Nasdaq Stock Market (“NASDAQ”).

The INDU initially consisted of 12 common stocks and was first published in the WSJ in 1896. The INDU was increased to include 20 common stocks in 1916 and to include 30 common stocks in 1928. The number of common stocks in the INDU has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the INDU have been changed on a relatively infrequent basis. The INDU includes companies from nine main groups: Basic Materials; Consumer Goods; Consumer Services; Financials; Healthcare; Industrials; Oil & Gas; Technology; and Telecommunications.

Computation of the INDU

The level of the INDU is the sum of the primary exchange prices of each of the 30 component stocks included in the INDU, divided by a divisor that is designed to provide a meaningful continuity in the level of the INDU. Because the INDU is price-weighted, stock splits or changes in the component stocks could result in distortions in the INDU level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the INDU. The current divisor of the INDU is published daily in the WSJ and other publications. In addition, other statistics based on the INDU may be found in a variety of publicly available sources.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-11

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Historical Performance of the INDU

The following graph sets forth the daily historical performance of the INDU in the period from January 1, 2008 through March 23, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal orange line in the graph represents the INDU’s hypothetical Coupon Barrier of 22,696.21 (rounded to two decimal places), which is 70% of the INDU’s hypothetical Starting Value of 32,423.15, which was its closing level on March 23, 2021. The horizontal grey line in the graph represents the INDU’s hypothetical Threshold Value of 19,453.89, which is 60% of the INDU’s hypothetical Starting Value. The actual Starting Value, Coupon Barrier and Threshold Value will be determined on the pricing date.

This historical data on the INDU is not necessarily indicative of the future performance of the INDU or what the value of the Notes may be. Any historical upward or downward trend in the level of the INDU during any period set forth above is not an indication that the level of the INDU is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the INDU.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-12

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by SPDJI. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The INDU is a product of SPDJI and/or its affiliates and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the INDU to track general market performance. S&P Dow Jones Indices’ only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to the INDU is the licensing of the INDU and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The INDU is determined, composed and calculated by S&P Dow Jones Indices without regard to us, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or the Notes. S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of Merrill Lynch, Pierce, Fenner & Smith Incorporated or holders of the Notes into consideration in determining, composing or calculating the INDU. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the INDU will accurately track index performance or provide positive investment returns. SPDJI and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the INDU. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDU OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDU OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-13

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

The Russell 2000® Index

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Additional information on the RTY is available at the following website: http://www.ftserussell.com. No information on that website is deemed to be included or incorporated by reference in this pricing supplement.

Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.

An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Exchange traded funds and mutual funds are also excluded.

Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-14

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Historical Performance of the RTY

The following graph sets forth the daily historical performance of the RTY in the period from January 1, 2008 through March 23, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal orange line in the graph represents the RTY’s hypothetical Coupon Barrier of 1,529.981 (rounded to three decimal places), which is 70% of the RTY’s hypothetical Starting Value of 2,185.687, which was its closing level on March 23, 2021. The horizontal grey line in the graph represents the RTY’s hypothetical Threshold Value of 1,311.412 (rounded to three decimal places), which is 60% of the RTY’s hypothetical Starting Value. The actual Starting Value, Coupon Barrier and Threshold Value will be determined on the pricing date.

This historical data on the RTY is not necessarily indicative of the future performance of the RTY or what the value of the Notes may be. Any historical upward or downward trend in the level of the RTY during any period set forth above is not an indication that the level of the RTY is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the RTY.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-15

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the Notes.

FTSE Russell and Merrill Lynch, Pierce, Fenner & Smith Incorporated have entered into a non-exclusive license agreement providing for the license to Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes. The license agreement provides that the following language must be stated in this pricing supplement:

The Notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell’s only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated and to us is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed, and calculated by FTSE Russell without regard to Merrill Lynch, Pierce, Fenner & Smith Incorporated, us, or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-16

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payments on the Notes.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However,

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-17

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

Historical Performance of the SPX

The following graph sets forth the daily historical performance of the SPX in the period from January 1, 2008 through March 23, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal orange line in the graph represents the SPX’s hypothetical Coupon Barrier of 2,737.36 (rounded to two decimal places), which is 70% of the SPX’s hypothetical Starting Value of 3,910.52, which was its closing level on March 23, 2021. The horizontal grey line in the graph represents the SPX’s hypothetical Threshold Value of 2,346.31 (rounded to two decimal places), which is 60% of the SPX’s hypothetical Starting Value. The actual Starting Value, Coupon Barrier and Threshold Value will be determined on the pricing date.

This historical data on the SPX is not necessarily indicative of the future performance of the SPX or what the value of the Notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth above is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the SPX.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-18

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by SPDJI. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The SPX is a product of SPDJI and/or its affiliates and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or the Notes. S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of Merrill Lynch, Pierce, Fenner & Smith Incorporated or holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. SPDJI and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-19

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from the pricing date, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $992.75 per $1,000 in principal amount of the Notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-20

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

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Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging-related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above and “Supplemental Use of Proceeds” on page PS-19 of the accompanying product supplement.

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Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as contingent income-bearing single financial contracts with respect to the Underlyings and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as contingent income-bearing single financial contracts with respect to the Underlyings. However, Sidley Austin LLP has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the Notes constitute contingent income-bearing single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the Notes did not constitute contingent income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of any component stocks included in an Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in an Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in an Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-23

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Coupon Payment on the Notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the Notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the Notes could be treated as a unit consisting of a deposit and a put option written by the Note holder, in which case the timing and character of income on the Notes would be affected significantly.

The IRS released Notice 2008-2 (the “Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange, or redemption of the Notes should be treated as ordinary gain or loss.

Because each Underlying is an index that periodically rebalances, it is possible that the Notes could be treated as a series of contingent income-bearing single financial contracts, each of which matures on the next rebalancing date. If the Notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the Notes on each rebalancing date in return for new Notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the Notes (including any Contingent Coupon Payment) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Coupon Payment made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-24

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes (not including, for the avoidance of doubt, amounts representing any Contingent Coupon Payment which would be subject to the rules discussed in the previous paragraph) upon the sale, exchange, or redemption of the Notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Coupon Payment and gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

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Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the S&P 500® Index

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

●	Product Supplement EQUITY-1 dated January 3, 2020: https://www.sec.gov/Archives/edgar/data/70858/000119312520001483/d836196d424b5.htm

●	Series A MTN prospectus supplement dated December 31, 2019 and prospectus dated December 31, 2019: https://www.sec.gov/Archives/edgar/data/70858/000119312519326462/d859470d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this pricing supplement, for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case, except obligations that are subject to any priorities or preferences by law. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-26